Exhibit 99.1

VALENS SEMICONDUCTOR LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

MARCH 31, 2026

VALENS SEMICONDUCTOR LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

As of March 31, 2026

VALENS SEMICONDUCTOR LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)

(U.S. dollars in thousands, except for number of shares and par value)

	March 31, 2026	December 31, 2025
Assets

CURRENT ASSETS:
Cash and cash equivalents	28,970	27,863
Short-term deposits	57,147	64,733
Restricted short-term deposit	1,144	1,132
Trade accounts receivable	10,475	9,971
Prepaid expenses and other current assets	4,316	4,842
Inventories	10,906	10,117
TOTAL CURRENT ASSETS	112,958	118,658

LONG-TERM ASSETS:
Property and equipment, net	2,776	2,901
Operating lease right-of-use assets	6,645	6,901
Intangible assets	3,526	3,762
Goodwill	1,847	1,847
Other assets	668	632
TOTAL LONG-TERM ASSETS	15,462	16,043
TOTAL ASSETS	128,420	134,701

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

VALENS SEMICONDUCTOR LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS (continued) (Unaudited)

(U.S. dollars in thousands, except for number of shares and par value)

	March 31, 2026	December 31, 2025
Liabilities and Shareholders’ Equity

CURRENT LIABILITIES:
Trade accounts payable	4,447	4,698
Accrued compensation	7,767	7,298
Earnout liability	-	282
Current maturities of operating leases liabilities	1,587	1,526
Other current liabilities	7,878	9,130
TOTAL CURRENT LIABILITIES	21,679	22,934

LONG-TERM LIABILITIES:
Non-current operating leases liabilities	6,390	6,717
Other long-term liabilities	111	67
TOTAL LONG-TERM LIABILITIES	6,501	6,784
TOTAL LIABILITIES	28,180	29,718

COMMITMENTS AND CONTINGENT LIABILITIES (note 4)

SHAREHOLDERS’ EQUITY:
Ordinary shares, no par value: 700,000,000 shares authorized as of March 31, 2026 and December 31, 2025; 105,722,413 and 106,352,460 shares issued and 105,722,413 and 103,050,266 shares outstanding as of March 31, 2026 and December 31, 2025, respectively	49	49
Treasury shares at cost: 0 and 3,302,194 shares as of March 31, 2026 and December 31, 2025, respectively	-	(10,006)
Additional paid-in capital	353,918	360,013
Accumulated other comprehensive income	65	429
Accumulated deficit	(253,792)	(245,502)
TOTAL SHAREHOLDERS’ EQUITY	100,240	104,983
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	128,420	134,701

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

VALENS SEMICONDUCTOR LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (Unaudited)

(U.S. dollars in thousands, except share and per share amounts)

	Three months ended March 31
	2026	2025

REVENUES	16,859	16,828
COST OF REVENUES	(6,372)	(6,246)
GROSS PROFIT	10,487	10,582

OPERATING EXPENSES:
Research and development expenses	(10,294)	(10,590)
Sales and marketing expenses	(5,396)	(5,607)
General and administrative expenses	(4,017)	(3,667)
Change in earnout liability	282	(174)
TOTAL OPERATING EXPENSES	(19,425)	(20,038)
OPERATING LOSS	(8,938)	(9,456)

FINANCIAL INCOME, NET	673	1,238
LOSS BEFORE INCOME TAXES	(8,265)	(8,218)
INCOME TAXES	(27)	(93)
LOSS AFTER INCOME TAXES	(8,292)	(8,311)
Equity in earnings of investee	2	3
NET LOSS	(8,290)	(8,308)

Basic and diluted net loss per ordinary share	(0.08)	(0.08)
Weighted average number of shares and vested RSUs used in computing net loss per ordinary share	105,047,377	105,255,959

Other comprehensive loss:
Change in unrealized losses on cash flow hedges	(364)	(542)
TOTAL COMPREHENSIVE LOSS	(8,654)	(8,850)

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

VALENS SEMICONDUCTOR LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Unaudited)

(U.S. dollars in thousands, except share data)

	Three months ended March 31, 2026
	Ordinary shares		Additional paid-	Treasury	Accumulated other comprehensive	Accumulated
	Shares	Amount	in capital	Shares	income	Deficit	Total

Balance as of January 1, 2026	103,050,266	49	360,013	(10,006)	429	(245,502)	104,983
Exercise of options and vesting of RSUs	2,672,147	-	775	-	-	-	775
Retirement of treasury shares	-	-	(10,006)	10,006	-	-	-
Stock based compensation	-	-	3,136	-	-	-	3,136
Change in unrealized losses on cash flow hedges	-	-	-	-	(364)	-	(364)
Net loss for the period	-	-	-	-	-	(8,290)	(8,290)
Balance as of March 31, 2026	105,722,413	49	353,918	-	65	(253,792)	100,240

	Three months ended March 31, 2025
	Ordinary shares		Additional paid-	Treasury	Accumulated other comprehensive	Accumulated
	Shares	Amount	in capital	Shares	income	Deficit	Total
Balance as of January 1, 2025	(*)106,342,415	49	357,570	(1,613)	601	(213,919)	142,688
Exercise of options and vesting of RSUs	1,780,391	-	188	-	-	-	188
Repurchase of ordinary shares	(3,230,259)	-	-	(9,585)	-	-	(9,585)
Stock based compensation	-	-	4,166	-	-	-	4,166
Change in unrealized losses on cash flow hedges	-	-	-	-	(542)	-	(542)
Net loss for the period	-	-	-	-	-	(8,308)	(8,308)
Balance as of March 31, 2025	104,892,547	49	361,924	(11,198)	59	(222,227)	128,607

(*)	Excluding 359,375 Forfeiture Shares

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

VALENS SEMICONDUCTOR LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(U.S. dollars in thousands)

	Three months ended March 31
	2026	2025
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss for the period	(8,290)	(8,308)
Adjustments to reconcile net loss to net cash used in operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization	618	770
Stock-based compensation	3,136	4,166
Exchange rate differences	149	140
Realized and unrealized loss (gain) on non-designated derivative instruments	5	(204)
Interest on short-term deposits	(327)	517
Change in earnout liability	(282)	174
Reduction in the carrying amount of ROU assets	310	418
Equity in earnings of investee, net of dividend received	(2)	(3)

Changes in operating assets and liabilities:
Trade accounts receivable	(509)	(1,800)
Prepaid expenses and other current assets	235	825
Inventories	(789)	(762)
Other assets	(24)	(115)
Trade accounts payable	(69)	(1,864)
Accrued compensation	405	(1,620)
Other current liabilities	637	288
Change in operating lease liabilities	(379)	(230)
Other long-term liabilities	44	(3)
Net cash used in operating activities	(5,132)	(7,611)

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in short-term deposits	(5,664)	(30,005)
Maturities of short-term deposits	13,565	53,278
Purchase of property and equipment	(437)	(357)
Derivative instruments of non-designated hedges	(5)	(265)
Net cash provided by investing activities	7,459	22,651

CASH FLOWS FROM FINANCING ACTIVITIES:
Repurchase of Ordinary Shares	-	(9,585)
Earnout payment	(1,962)	-
Exercise of stock options	775	188
Net cash provided by (used in) financing activities	(1,187)	(9,397)

Effect of exchange rate changes on cash and cash equivalents	(33)	(69)
INCREASE IN CASH AND CASH EQUIVALENTS	1,107	5,574
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	27,863	35,423
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	28,970	40,997

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Trade accounts payable on account on property and equipment	180	62
Operating lease liabilities arising from obtaining operating right-of-use assets	54	213

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

NOTE 1 - GENERAL:

a.	Valens Semiconductor Ltd. (hereafter “Valens”, and together with its wholly owned subsidiaries, the “Company”), was incorporated in Israel in 2006.

As of March 31, 2021, the Company began trading on the New York Stock Exchange under the Symbol “VLN”.

Valens is a leading provider of semiconductor products (chips), operates in the Audio-Video, industrial, machine vision, medical (all referred to as the “CIB”) and Automotive industries, renowned for its Physical Layer (PHY) technologies, enabling resilient high-speed connectivity over simple, low-cost infrastructure. Valens is the inventor of the HDBaseT Technology, which enables the converged delivery of ultra-high-definition digital video and audio, Ethernet, control signals, USB and power through a single cable. In the audio-video space, Valens’ HDBaseT technology enables plug-and-play digital connectivity between ultra-HD video sources and remote displays. In the automotive domain, Valens’ product offering includes both symmetric and asymmetric connectivity solutions for high bandwidth transmission of native interfaces over single low-cost wires and connectors. Valens’ advanced PHY technologies for the auto industry provides the safety and resilience required to handle the noisy automotive environment, addressing the needs of Advanced driver-assistance systems (ADAS), Automotive Data Solutions (ADS), infotainment, telematics and backbone connectivity.

b.	On October 7, 2023, Hamas launched a series of attacks on civilian and military targets in Southern Israel and Central Israel, to which the Israel Defense Forces responded. In addition, Iran, Hezbollah and the Houthi movement attacked military and civilian targets in Israel, to which Israel responded, including through increased air and/or ground operations in Lebanon, Syria, Yemen and Iran. Following years of conflict in the region, on October 9, 2025, Israel, Hamas, the United States and other countries in the region agreed to a framework for a ceasefire in Gaza between Israel and Hamas. On February 28, 2026, the United States and Israel launched joint combat operations in Iran to which Iran and Hezbollah responded with ballistic missile and drone attacks on Israel as well as other countries and U.S. military bases in the region. On April 8, 2026, the United States and Iran agreed to a two-week ceasefire. How long and how severe the current conflicts in Gaza, Northern Israel, Lebanon, Iran or the broader region last and become is unknown at this time and any continued clash among Israel, Hamas, Hezbollah, Iran or other countries or militant groups in the region may escalate in the future into a greater regional conflict. The Company performs an ongoing assessment of the evolving situation and has assessed that currently there is no material impact of the current conflict on the Company’s operations, financial position, or results of operations. The Company continues to assess potential impacts in light of changes and developments.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

a.	Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial reporting.

Certain information and footnote disclosures normally included in the financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. In our opinion, the information contained herein reflects all adjustments necessary for a fair statement of our results of operations, financial position, cash flows, and shareholders’ equity. All such adjustments are of a normal, recurring nature.

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

The results of operations for the three months ended March 31, 2026, are not necessarily indicative of the results to be expected for the full year ending December 31, 2026. The unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements that were included in Form 20-F for the year ended December 31, 2025.

The carrying value of cash and cash equivalents, accounts receivables, deposits and accounts payable (included in the condensed consolidated balance sheets) approximates their fair value because of their generally short maturities.

There have been no material changes in our significant accounting policies as described in our consolidated financial statements for the year ended December 31, 2025.

b.	New Accounting Pronouncements

Accounting pronouncements effective in future periods:

In November 2024, the FASB issued ASU 2024-03 Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosure (Subtopic 220-40): Disaggregation of Income Statement Expense and ASU 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. The ASU improves the disclosures about a public business entity’s expenses and provides more detailed information about the types of expenses in commonly presented expense captions. The amendments require that at each interim and annual reporting period an entity will, inter alia, disclose amounts of purchases of inventory, employee compensation, depreciation and amortization included in each relevant expense caption (such as cost of sales, general and administrative, and research and development). The ASU is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is evaluating the potential impact of this guidance on its consolidated financial statement disclosures.

In September 2025, the FASB issued Accounting Standards Update 2025-06, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software (“ASU 2025-06”). ASU 2025-06 provides targeted improvements to the accounting for internal-use software costs by replacing the existing project-stage model with a principles-based approach to determine when capitalization of costs should begin. ASU 2025-06 is effective for all entities, on a prospective basis, for annual reporting periods beginning after December 15, 2027, including interim reporting periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the potential impact that ASU 2025-06 will have on its consolidated financial statements.

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(continued)

NOTE 3 - INVENTORIES:

	March 31, 2026	December 31, 2025
	U.S. dollars in thousands
Work in process	6,581	5,008
Finished goods	4,325	5,109
	10,906	10,117

Inventories write-downs amounted to $106 thousand and $0 thousand during the three months ended March 31, 2026, and 2025, respectively. Inventory write-downs are recorded in cost of revenues.

NOTE 4 - COMMITMENTS AND CONTINGENT LIABILITIES:

a.	Noncancelable Purchase Obligations

The Company depends upon third party subcontractors for manufacturing of wafers, packaging and final tests. As of March 31, 2026, and December 31, 2025, the total value of open purchase orders acknowledged by such manufacturing contractors was approximately $9,443 thousand and $5,333 thousand, respectively.

The Company has noncancelable purchase agreements for certain IP embedded in the Company’s products as well as certain agreement for the license of development tools used by the development team. As of March 31, 2026, and December 31, 2025, the total value of non-paid amounts related to such agreements totaled to $4,437 thousand and $5,015 thousand, respectively.

b.	Legal proceedings

As of March 31, 2026 and December 31, 2025, the Company is not a party to, or subject to the provisions of any order, writ, injunction, judgment or decree of any court or governmental agency or instrumentality. There is no material action, suit, proceeding or investigation by the Company currently pending or that the Company intends to initiate.

On March 26, 2024, the Company received a complaint from a customer regarding allegedly damaged chips due to a certain batch production incident that customer embedded in its product. The company identified and remedied the production process.

On September 10, 2024, the customer sent a cost claim letter in the amount of 2,096 thousand Euro.

In 2024, the Company recorded a relevant provision in its books, within its other current liabilities. Relevant expenses were recorded in the general and administrative expenses.

In June 2025, following the ongoing discussions with the customer and updated indications, the Company decreased the provision in its financial statements by $323 thousand. The reversal of the provision was recorded in the general and administrative expenses.

In October 2025, the insurance company provided a draft release and discharge agreement to be signed by the Company, the customer, and the insurer. Subject to the final execution of such agreement by all parties, the insurance company will pay the customer $1,726 thousand, less a $250 thousand retention amount to be paid by the Company, as final settlement of the claim.

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(continued)

NOTE 4 - COMMITMENTS AND CONTINGENT LIABILITIES (continued):

Based on the progress achieved and the insurance company’s written confirmation of its intent to settle, management determined that the realization of the reimbursement from the insurer is probable and the amount is reasonably estimable. Accordingly, the Company recognized in September 2025 an insurance recovery asset of $1,476 thousand (representing the expected reimbursement from the insurer). The related income was recognized within general and administrative expenses in the consolidated statement of operations.

In December 2025, following the draft release and discharge agreement, and the customer’s feedback to this letter, the Company decreased the provision in its financial statements by additional $412 thousand. Reversal of the provision was recorded in the general and administrative expenses.

As of March 31, 2026, and December 31, 2025, the provision amounted to $1,726 thousand, while the insurance recovery asset amounted to $1,476 thousand. The remaining difference of $250 thousand reflects the retention amount to be paid by the Company.

NOTE 5 - OTHER CURRENT LIABILITIES:

	March 31, 2026	December 31, 2025
	U.S. dollars in thousands

Accrued vacation	3,898	3,707
Tax authority and other institutions	215	347
Estimated accrual for a certain batch production incident	1,726	1,726
Derivative liabilities	80	-
Accrued expenses	1,797	1,274
Revenue Earnout payables (please refer to Note 6)	-	1,962
Other	162	114
	7,878	9,130

NOTE 6 - EARNOUT LIABILITY

During 2024 the Company acquired Acroname Inc., a US company specializing in advanced automation and control technologies. With respect to the Acroname’s acquisition, the Company shall be obligated to pay Acroname’s former shareholders earn out payments of up to $7.2 million, of which an amount of $1.5 million upon completion of a development of a certain product by June 2026, and the remaining amount depending on the achievement of certain revenue, EBITDA and cashflow targets in 2024 and 2025.

The Company recorded earn-out liability in connection with these payments at fair value on the acquisition date.

Each reporting period thereafter, the Company revaluated the earn-out liability and records the changes in their fair value in the consolidated statements of operations and comprehensive loss.

Changes in the fair value of earnout liability can result from adjustments to the discount rates, revenues, profitability targets and achievement of mutual development project. This fair value measurement represents Level 3 measurements, as they are based on significant inputs not observable in the market. Significant judgment is required in determining the assumptions utilized as of the acquisition date and for each subsequent period.

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(continued)

NOTE 6 - EARNOUT LIABILITY (continued):

As of December 31, 2025, after achieving the revenue, EBITDA and cash flow targets, the Company calculated the Revenues Earnout according to the actual revenues achieved during the period starting from the Closing date and until December 31, 2025. The Revenues Earnout, amounting to $1,962 thousand, was included in the other current liabilities as of December 31, 2025, and was paid in March 2026.

As of December 31, 2025, the Company calculated the Joint Product Earnout using the probability that the targets will be achieved, a discount rate of 13.22% and expected term of 0.5 years.

As of March 31, 2026, the Company estimated that these targets will not be achieved and therefore eliminated the Joint Product Earnout.

The following table summarizes the activity for the earnout liability, where fair value measurement is estimated utilizing Level 3 inputs:

	Three months ended March 31, 2026	Year ended December 31, 2025
	U.S. dollars in thousands
Fair value at the beginning of the period	282	2,413
Reclassification of Revenues Earnout to other current liabilities	-	(1,962)
Change in fair value of earnout liability	(282)	(169)
Fair value at the end of the period	-	282

NOTE 7 - DERIVATIVES AND HEDGING:

Derivatives

Generally accepted accounting principles require all derivatives, whether designated in a hedging relationship or not, to be recorded on the balance sheet at fair value. These derivative instruments are measured at fair value within Level 2 of the fair value hierarchy. The Company’s earnings and cash flows are subject to fluctuations due to changes in foreign currency exchange rates. The Company’s foreign currency risk management strategy is principally designed to mitigate the future potential financial impact of changes in the U.S. Dollar value of anticipated transactions and balances denominated in ILS resulting from changes in USD/ILS exchange rates. The Company entered into derivative transactions, specifically foreign currency forward contracts, to manage its exposure to foreign currency exchange risk to reduce earnings volatility. The Company does not enter into derivative transactions for trading or speculative purposes.

Non-Designated Hedges

The Company hedges its foreign currency monetary assets primarily resulting from foreign currency denominated short-term deposits with foreign exchange forward contracts to reduce the risk that the Company’s earnings and cash flows will be adversely affected by changes in foreign currency exchange rates. These contracts have maturities of up to approximately 12 months. Generally, The Company does not designate these foreign currency forward contracts as hedges for accounting purposes and changes in the fair value of these instruments are recognized immediately in earnings. Any gains or losses on the underlying foreign-denominated balance are offset by the losses or gains on the forward contract. Derivative instruments are recorded as other current assets or other current liabilities.

VALENS SEMICONDUCTOR LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(continued)

NOTE 7 - DERIVATIVES AND HEDGING (continued):

As of March 31, 2026, the derivative instruments are recorded as other current liabilities. Gains and losses on forward contracts and foreign denominated deposits are included in financial income, net. The cash flows associated with these derivatives are classified in the consolidated statements of cash flows consistently with the classification of the underlying hedged transaction, within cash flows from investing activities.

As of March 31, 2026 and December 31, 2025, we had outstanding forward contracts not designated as hedging instruments with notional and fair value amounts equivalent to the following:

Currency Hedged	March 31, 2026	December 31, 2025
	U.S. dollars in thousands
Israeli Shekel / U.S. Dollar	846	311
Fair value of derivatives assets	-	2
Fair value of derivatives liabilities	6	-

The following table shows the effect of our non-designated hedges on the Consolidated Statements of Operations for the Three months ended March 31, 2026:

	Location of Gain	Three months ended March 31,
		2026	2025
		U.S. dollars in thousands
Net realized and unrealized gain (loss), excluding the underlying foreign currency exposure being hedged	Financial income, net	(5)	204

For the three months ended March 31, 2026 and 2025, foreign currency profit, net was $0 and $183 thousand, respectively.

Designated Hedges

During the fourth quarter of 2024 the Company initiated a foreign currency cash flow hedging program, designed to hedge the Company’s foreign exchange rate risk, resulting from ILS payroll expenses. The Company hedges portions of its forecasted payroll payments denominated in ILS for a period of up to 12 months, using forward contracts that are designated as cash flow hedges, as defined by ASC 815. Derivative instruments are recorded as other current assets or other current liabilities, according to the timing of the cash flows. As of March 31, 2026, the derivative instruments are recorded as other current assets ($138 thousands) and other current liabilities ($80 thousands). For these derivative instruments, designated as a cash flow hedge, gains and losses are reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the hedged transaction and in the same period or periods during which the hedged transaction affects the statement of operations. As of March 31, 2026, the Company expects to reclassify all of its unrealized gains and losses from accumulated other comprehensive loss to earnings during the next twelve months. The cash flows associated with these derivatives are classified in the consolidated statements of cash flows consistently with the classification of the underlying hedged transaction, within cash flows from operating activities.

VALENS SEMICONDUCTOR LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(continued)

NOTE 7 - DERIVATIVES AND HEDGING (continued):

The notional and fair value amount and fair value of outstanding derivatives at the end of each period were:

	March 31, 2026	December 31, 2025
	U.S. dollars in thousands
Notional amount of foreign currency contracts	14,917	10,921
Fair value of foreign currency contracts	65	429

The change in accumulated other comprehensive income relating to gains or losses on derivatives used for hedging was as follows:

	Three months ended March 31,
	2026	2025
	U.S. dollars in thousands
Other comprehensive income (loss) before reclassifications	118	(355)
Amounts reclassified out of accumulated other comprehensive income (*)	(482)	(187)
Other comprehensive loss, net	(364)	(542)

(*) Amounts of gains reclassified from other comprehensive loss into profit or loss are recorded in cost of revenue and operating expenses. In the three months ended March 31, 2026, $14 thousand, $279 thousand, $101 thousand and $87 thousand were recorded in cost of revenue, research and development, sales and marketing and general and administrative expenses, respectively. In the three months ended March 31, 2025, $5 thousand, $119 thousand, $37 thousand and $26 thousand were recorded in cost of revenue, research and development, sales and marketing and general and administrative expenses, respectively.

NOTE 8 - TREASURY SHARES:

a.	On December 27, 2024, the Company initiated a share repurchase program (the – “Buyback”), at an aggregate amount of up to $10 million. During 2024 and 2025, the Company has repurchased in the open market a total of 3,302,194 shares at a total consideration of $10 million.

b.	On February 11, 2025, the Company initiated a second share repurchase program (the – “Second Buyback”), at an aggregate amount of up to $15 million. During 2025, The Company has repurchased in the open market a total of 6,151,225 shares at a total consideration of $15 million.

Overall, in the framework of the Buyback and the Second Buyback, the Company repurchased a total amount of 9,453,419 Ordinary Shares, for a total amount of $25 million.

During 2025, 6,151,225 shares were formally cancelled and retired from the Company’s issued share registration. On January 22, 2026, 3,302,194 shares were formally cancelled and retired from the Company’s issued share registration.

VALENS SEMICONDUCTOR LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(continued)

NOTE 9 - STOCK-BASED COMPENSATION:

Stock Options

As of March 31, 2026, and December 31, 2025, the number of ordinary shares included in the Company’s option plans totaled to 49,893,452 and 44,740,618, respectively.

5,372,834 out of the outstanding options that have not yet vested as of March 31, 2026, have acceleration mechanisms according to certain terms set forth in the grant agreements primarily in the case of an M&A Transaction which constitutes a Liquidation Event.

As of March 31, 2026, the unrecognized compensation costs related to those unvested stock options are $3,441 thousand, which are expected to be recognized over a weighted-average period of 2.32 years.

The following is a summary of the status of the Company’s share option plan as of March 31, 2026:

	Three months ended
	March 31, 2026
	Number of Options	Weighted-Average Exercise price
Options outstanding as of December 31, 2025	15,857,856	$1.81
Granted during the period	397,628	$1.66
Exercised during the period	(933,422)	$0.83
Forfeited during the period	(176,644)	$2.59
Options outstanding as of March 31, 2026	15,145,418	$1.86
Options exercisable as of March 31, 2026	8,214,606	$1.12

The following table summarizes information about stock options outstanding as of March 31, 2026:

Outstanding as of March 31, 2026					Exercisable as of March 31, 2026
Range of exercise prices	Number outstanding	Weighted average remaining contractual term	Weighted average exercise price	Aggregate intrinsic value (U.S. dollars in thousands)	Number Exercisable	Weighted average remaining contractual term	Weighted Average exercise price	Aggregate intrinsic value (U.S. dollars in thousands)
$0.15-$0.86	7,304,858	3.25	0.82	2,284	7,301,513	3.25	0.82	2,284
$1.66-$1.87	400,941	6.78	1.66	-	3,313	4.78	1.87	-
$2.00-$2.13	2,405,710	6.69	2.00	-	27,855	5.50	2.13	-
$2.27	1,224,460	6.25	2.27	-	7,827	6.43	2.27	-
$2.39-$2.41	740,827	5.34	2.40	-	542,038	5.28	2.40	-
$3.25	1,350,000	6.71	3.25	-	-	-	-	-
$4.25	1,350,000	6.71	4.25	-	-	-	-	-
$4.99	168,165	3.50	4.60	-	140,353	3.61	4.74	-
$5.36	140,000	3.25	5.36	-	131,250	3.25	5.36	-
$7.58	56,920	2.80	7.58	-	56,920	2.80	7.58	-
$9.07	3,537	2.71	9.07	-	3,537	2.71	9.07	-

VALENS SEMICONDUCTOR LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(continued)

NOTE 9 - STOCK-BASED COMPENSATION (continued):

The calculated fair value of option grants was estimated using the Black-Scholes option-pricing model with the following assumptions:

	For the three months ended on March 31, 2026	For the three months ended on March 31, 2025
Expected term	4	4-5
Expected volatility	68.19%	59.63%-63.35%
Expected dividend rate	0%	0%
Risk-free rate	3.65%	4.34%-4.36%

During the three-month period ended on March 31, 2026, 397,628 options were granted to related parties (please refer to Note 14 for further information).

As of March 31, 2026, the unrecognized compensation costs related to unvested stock options was $4,405 thousand, which are expected to be recognized over a weighted-average period of 3.09 years.

The weighted-average fair value of the options that were granted during the period ended March 31, 2026, was $1.66 at the grant date.

The total intrinsic value of options exercised during the period of three months ended March 31, 2026 was $693 thousand.

The following table presents the classification of the stock options expenses for the periods indicated:

	Three months Ended March 31
	2026	2025
	U.S. dollars in thousands
Cost of revenue	20	27
Research and development	41	135
Sales and marketing	43	58
General and administrative	408	163
Total stock-based compensation	512	383

Restricted Stock Units

The following is a summary of the status of the Company’s RSU’s as of March 31, 2026, as well as changes during the period of three months ended March 31, 2026:

	Number of RSUs	Weighted-Average Grant Date Fair Value
RSUs outstanding at the beginning of the year	8,602,317	$2.95
Granted during the period	4,153,811	$1.32
Vested during the period	(1,738,725)	$3.35
Forfeited during the period	(417,140)	$2.84
Outstanding at the end of the period	10,600,263	$2.25

VALENS SEMICONDUCTOR LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(continued)

NOTE 9 - STOCK-BASED COMPENSATION (continued):

As of March 31, 2026, the unrecognized compensation cost related to unvested RSUs totaled to approximately $20,932 thousand and is expected to be expensed over a weighted-average recognition period of approximately 2.63 years.

During the three-month period ended on March 31, 2026, 688,929 RSU’s were granted to several related parties (please refer to Note 14 regarding Related Parties).

The following table presents the classification of RSU’s expenses for the periods indicated:

	Three months ended March 31,
	2026	2025
	U.S. dollars in thousands
Cost of revenue	184	223
Research and development	1,266	1,736
Sales and marketing	640	1,169
General and administrative	534	655
Total stock-based compensation-RSUs	2,624	3,783

NOTE 10 - NET LOSS PER ORDINARY SHARE:

The following table sets forth the computation of basic and diluted net loss per Ordinary Share for the periods indicated:

	Three months ended March 31
	2026	2025
	U.S. dollars in thousands
Basic net loss per ordinary share
Numerator:
Net loss	(8,290)	(8,308)

Denominator:
Weighted average common shares and vested RSUs – basic and diluted	105,047,377	105,255,959
Basic and dilutive net loss per common share	(0.08)	(0.08)

The following weighted-average Ordinary Shares of securities and vested RSU’s were not included in the computation of diluted net loss per common share as their effect would have been antidilutive:

	Three months ended March 31
	2026	2025
Options	12,055,075	10,693,595
Unvested Restricted Stock Units	9,198,084	10,281,304
Private Warrants	3,330,000	3,330,000
Public Warrants	5,750,000	5,750,000
Forfeiture Shares	-	359,375

VALENS SEMICONDUCTOR LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(continued)

NOTE 11 - FINANCIAL INCOME, NET

	Three months ended March 31
	2026	2025
	U.S. dollars in thousands
Foreign currency exchange differences	(149)	(140)
Realized and unrealized losses on derivative instruments	(5)	204
Interest income on short-term deposits	839	1,234
Other	(12)	(60)
Total financial income, net	673	1,238

NOTE 12 - SEGMENT AND REVENUE BY GEOGRAPHY AND BY MAJOR CUSTOMER:

a.	The chief operating decision maker (the “CODM”) is the Company’s Chief Executive Officer, who makes resource allocation decisions and assesses performance based on financial information prepared on a consolidated basis, accompanied by disaggregated information about revenues, gross profit and operating loss by the two identified reportable segments. The Company’s business includes two operating segments based on the two markets the Company serves:

Cross Industry Business: The Company’s solutions for the non-automotive verticals, including audio-video, industrial, machine vision and medical markets, that deliver superior, plug-and-play convergence and distribution of different interfaces, through a single long-distance category cable.

Automotive: Valens Automotive delivers safe & resilient high-speed in-vehicle connectivity for advanced car architectures, realizing the vision of connected and autonomous cars.

For the purpose of evaluating financial performance and allocating resources, the CODM reviews financial information presented on a consolidated basis accompanied by disaggregated information about revenues, gross profit and operating loss by the two identified reportable segments, to make decisions about resources to be allocated to the segments and assess their performance. Assets information is not provided to the CODM and is not reviewed. Revenues and cost of goods sold are directly associated with the activities of a specific segment. Direct operating expenses, including general and administrative expenses, associated with the activities of a specific segment are charged to that segment. General and administrative expenses which cannot be attributed directly, are allocated evenly between segments. Other operating expenses are allocated to segments based on headcount ratio.

The CODM monitors the gross profit of each segment to analyze fluctuations relative to prior periods (cost reductions, change in product mix etc.).

The CODM uses segment operating profit (loss) to evaluate income (loss) in deciding whether to reinvest profits into the segment. Segment operating profit (loss) is used to monitor budget versus actual results, in order to assess the performance of the segment.

VALENS SEMICONDUCTOR LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(continued)

NOTE 12 - SEGMENT AND REVENUE BY GEOGRAPHY AND BY MAJOR CUSTOMER (continued):

	Three months ended on March 31, 2026
	CIB	Automotive	Consolidated
	U.S. dollars in thousands
Revenues	10,983	5,876	16,859
Cost of revenues	(3,209)	(3,163)	(6,372)
Gross profit	7,774	2,713	10,487
Research and development expenses	7,067	3,227	10,294
Sales and marketing expenses	3,113	2,283	5,396
General and administrative expenses	2,161	1,856	4,017
Change in earnout liability	(282)	-	(282)
Segment operating loss	(4,285)	(4,653)	(8,938)

Financial income, net			673
Loss before taxes on income			(8,265)

Depreciation and Amortization expenses	434	184	618
Stock-based compensation	1,706	1,430	3,136

	Three months ended on March 31, 2025
	CIB	Automotive	Consolidated
	U.S. dollars in thousands
Revenues	11,753	5,075	16,828
Cost of revenues	(3,629)	(2,617)	(6,246)
Gross profit	8,124	2,458	10,582
Research and development expenses	6,653	3,937	10,590
Sales and marketing expenses	2,791	2,816	5,607
General and administrative expenses	2,029	1,638	3,667
Change in earnout liability	174	-	174
Segment operating loss	(3,523)	(5,933)	(9,456)

Financial income, net			1,238
Loss before taxes on income			(8,218)

Depreciation and Amortization expenses	537	233	770
Stock-based compensation	1,875	2,291	4,166

VALENS SEMICONDUCTOR LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(continued)

NOTE 12 - SEGMENT AND REVENUE BY GEOGRAPHY AND BY MAJOR CUSTOMER (continued):

b.	Geographic Revenues

The following table shows revenue by geography, based on the customers’ “bill to” location:

	Three months ended March 31
	2026	2025
	U.S. dollars in thousands
Domestic (Israel)	78	64
Hungary	2,875	2,880
United States	2,436	2,686
Portugal	2,876	2,237
China	1,033	2,221
Hong Kong	1,062	1,815
Other	6,499	4,925
	16,859	16,828

c.	Supplemental data - Major Customers:

The following tables summarize the significant customers’ (including distributors) accounts receivable and revenues as a percentage of total accounts receivable and total revenues, respectively:

	March 31, 2026	December 31, 2025
Accounts Receivable	% of Account Receivable
Customer A	26%	16%
Customer B	12%	15%
Customer C	5%	15%
Customer D	14%	10%
Customer E	0%	10%

	Three months ended March 31
	2026	2025
	% of Revenues
Revenues
Customer A	15%	13%
Customer D	11%	11%

d.	Long-lived assets by Geography:

	March 31, 2026	December 31, 2025
	U.S. dollars in thousands
Domestic (Israel)	8,207	8,657
China	137	138
USA	973	871
Other	104	136
	9,421	9,802

VALENS SEMICONDUCTOR LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(continued)

NOTE 13 - RELATED PARTY TRANSACTIONS

During the three months ended on March 31, 2026, the Company granted 397,628 stock options at a weighted average exercise price of $1.66 to several executive officers, and Board of Directors (“Board”) members of the Company.

In addition, during the three months ended March 31, 2026, the Company granted 688,929 RSUs to several executive officers and Board members of the Company.

The fair value of the stock options that were granted during the three months ended March 31, 2026, is $485 thousand, which is expected to be recognized over a 1-4-year vesting period, and the fair value of the granted RSUs is $1,210 thousand, which is expected to be recognized over a 1-4-years vesting period.